October 13, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of The Select Sector SPDR® Trust, under the Exchange Act of 1934:

- State Street® S&P 500® Consumer Discretionary Market Sector SPDR® ETF
- State Street® S&P 500® Consumer Staples Market Sector SPDR® ETF
- State Street® S&P 500® Energy Market Sector SPDR® ETF
- State Street® S&P 500® Technology Market Sector SPDR® ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com